02 JUN -4 AM 11:54

Selfridges plc

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02034539

13th May 2002

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcements made to the London Stock Exchange on 9th May 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Encs.

\Stock Exchange\sec.let.27.3.02

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Holding(s) in Company		12:20 9 May

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as
company of Schroder Unit Trusts Limited and any interest
company has and on behalf of Schroders plc as holding con
Schroder Investment Management Limited.

3) Please state whether notification indicates that it is
respect of
holding of the shareholder named in 2 above or in respect
non-beneficial interest or in the case of an individual h
it is a
holding of that person's spouse or children under the age

4) Name of the registered holder(s) and, if more than one
the
number of shares held by each of them

Bank of New York 7,300

Chase Nominees Limited - 2,580,803

Schroder Nominees Limited - 9,008,067

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 359,400

Chase Nominees Limited - 839,400

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 26,000

MSS Nominees Limited A/C 809797 - 260,119

MSS Nominees Limited A/C 809803 - 66,815

MSS Nominees Limited A/C 809955 - 198,000

MSS Nominees Limited A/C 831286 - 1,672,913

MSS Nominees Limited A/C 759371 - 99,400

Nortrust Nominees Limited - 1,274,500

Network Nominees (six) Limited - 1,141,877

Nortrust Nominees Limited A/C SRC13 - 60,000

Nutraco Nominees Limited - 45,000

Nutraco Nominees Limited A/C GWPPMPS - 100,000

RBSTB Nominess Ltd - 326,600

RBSTB Nominees Ltd A/C SUNPEN - 7,300

RBSTB Nominees Ltd A/C AAUKPS - 186,000

RBSTB Nominees Ltd A/C ESPSBEB - 233,000

Royal Bank of Scotland - 15,400

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

8th May 2002

12) Total holding following this notification

20,114,880

13) Total percentage holding of issued class following tl
notification

13.10%

14) Any additional information

15) Name of contact and telephone number for queries

Alan Camplin-Smith - 020 7318 3018

16) Name and signature of authorised company official res
for
making this notification

Alan Camplin-Smith, Secretary

Date of notification 9th May 2002

END